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SE(19006191 N

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APR 01 2019
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SEC FILE NUMBER
8 - 69986

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
XLII Financial Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10023 Apple Creek Drive
(No. and Street)

Dallas (City) Texas (State) 75243 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clarence Anderson 972-721-3613
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026 (Address) **Celeste** (City) **Texas** (State) **75423** (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Clarence Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **XLII Financial Services LLC**, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature 3/19/19

President
Title

Notary Public

ANGELICA FRETTOLOSO
NOTARY PUBLIC
STATE OF TEXAS
ID 12831732-9
JULY 17, 2020

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
XLII Financial Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of XLII Financial Services LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of XLII Financial Services LLC as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of XLII Financial Services LLC's management. Our responsibility is to express an opinion on XLII Financial Services LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to XLII Financial Services LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of XLII Financial Services LLC's financial statements. The supplemental information is the responsibility of XLII Financial Services LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as XLII Financial Services LLC's auditor since 2019.

Celeste, Texas
March 25, 2019

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

XLII FINANCIAL SERVICES LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$ 32,756
Commissions receivable	2,113
TOTAL ASSETS	$ 34,869

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Commissions payable	$ 5,338
Member's Equity	29,531
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 34,869

See notes to financial statements

XLII FINANCIAL SERVICES LLC
Statement of Income
For the Year Ended December 31, 2018

Revenue	
Mutual fund commissions	$ 16,405
Variable annuity commissions	14,783
TOTAL REVENUE	31,188
Expenses	
Commission	19,267
Professional fees	9,994
Regulatory expenses	1,606
Other	790
TOTAL EXPENSES	31,657
NET LOSS	$ (469)

See notes to financial statements

XLII FINANCIAL SERVICES LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

	Total
Balance at December 31, 2017	$ 30,000
Net Loss	(469)
Balance at December 31, 2018	$ 29,531

See notes to financial statements

XLII FINANCIAL SERVICES LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities	
Net loss	$ (469)
Adjustments to reconcile net loss to	
net cash provided by operating activities:	
Change in assets and liabilities:	
Increase in commissions receivable	(2,113)
Increase in commissions payable	5,338
Net cash provided by operating activities	2,756
Net increase in cash	2,756
Cash at beginning of year	30,000
CASH AT END OF YEAR	$ 32,756

Supplemental Disclosure of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements

XLII FINANCIAL SERVICES LLC
Notes to Financial Statements
December 31, 2018

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Business

XLII Financial Services LLC (the "Company") was organized as a Texas limited liability company, effective June 2017. The Company is a wholly-owned subsidiary of KLC Anderson Holding Company LLC (the "Parent"), a Texas limited liability company. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company's operations consist primarily in selling mutual funds and variable annuity insurance products to individuals in Texas.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value

Note 1 - Nature of Business and Significant Accounting Policies (continued)

Revenue Recognition

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors and insurance companies to issue variable annuity contracts. The Company may receive distribution fees and variable annuity fees paid by the fund and insurance companies up front, over time, upon the investor's exit from the fund and annuity contracts (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities or variable annuity contracts to investors and as such this is fulfilled on the trade date or variable annuity contract funding date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares or annuity contracts at future points in time as well as the length of time the investor remains in the fund and annuity contracts, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the fund and annuity contracts and the investor activities are known, which are usually monthly or quarterly. Distribution and annuity contract fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company.

Note 2 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $29,425, which was $24,425 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.18 to 1.

Note 3 – Related Party Transactions/Economic Dependency/Concentration of Revenue

The sole member of the Parent (the "Member"), who is also an officer and registered securities representative of the Company, generated 100% of the revenue and was paid 100% of the commissions during 2018. The Company is economically dependent upon the Member due to the concentration of revenue generated.

The Member provides office space for the Company at no cost to the Company.

Note 4 – Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 5 – Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2018, through March 25, 2019, the date which the financial statements were available to be issued.

Schedule I

XLII FINANCIAL SERVICES LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2018

Computation of Net Capital

Total member's equity qualified for net capital	$ 29,531
Deduction and/or charges	
Non-allowable assets:	
Commissions receivable	106
Total deductions and/or charges	106
Net Capital	$ 29,425

Aggregate Indebtedness

Commissions Payable	$ 5,338

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 24,425
Ratio of aggregate indebtedness to net capital	0.18 to 1

Reconciliation of Computation of Net Capital

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 29,250
Increase in cash	3,506
Increase in allowable commissions receivable	2,007
Increase in commissions payable	(5,338)
Net capital as computed above	$ 29,425

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provision of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
XLII Financial Services LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) XLII Financial Services LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which XLII Financial Services LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (exemption provisions) and (2) XLII Financial Services LLC stated that XLII Financial Services LLC met the identified exemption provisions throughout the most recent fiscal year without exception. XLII Financial Services LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about XLII Financial Services LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 25, 2019

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

XLII Financial Services LLC

Exemption Report

XLII Financial Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*:(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Clarence Anderson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

March 19, 2019